Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

PRESENTED IN US DOLLARS (000s)

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

In USD (000s)

(Unaudited)

	September 30, 2023 $	December 31, 2022 $

Assets

Current assets
Cash	33,625	46,517
Trade and other receivables (note 3)	6,619	6,344
Inventory (note 4)	7,425	7,941
Prepaid expenses and deposits	648	1,222
Total current assets	48,317	62,024

Property and equipment (note 5)	940	899
Intangible assets (note 6)	530	680
Right-of-use assets (note 7)	657	818

Total assets	50,444	64,421

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,016	2,091
Deferred revenue	673	471
Long-term debt (note 8)	1,905	523
Derivative financial instrument (note 8)	—	563
Lease liabilities (note 9)	250	239
Income taxes payable	343	298
Total current liabilities	5,187	4,185

Long-term debt (note 8)	5,341	6,651
Deferred revenue	727	764
Lease liabilities (note 9)	629	817

Total liabilities	11,884	12,417

Shareholders’ Equity

Share capital (note 10)	212,608	205,825
Contributed surplus	18,386	18,704
Accumulated other comprehensive income	16,588	16,837
Deficit	(209,022)	(189,362)

Total Shareholders’ Equity	38,560	52,004

Total Liabilities and Shareholders’ Equity	50,444	64,421

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

In USD (000s)

(Unaudited)

	Three months ended September 30, 2023 $	Three months ended September 30, 2022 $	Nine months ended September 30, 2023 $	Nine months ended September 30, 2022 $

Revenue (note 12)
Recurring - non-capital	1,728	1,235	4,797	3,420
Capital equipment	—	800	393	2,004
	1,728	2,035	5,190	5,424
Cost of sales (note 13)	668	945	1,867	2,962
Gross profit	1,060	1,090	3,323	2,462

Operating expenses (note 13)
Research and development	3,415	4,733	10,410	11,601
General and administrative	2,024	2,393	6,210	7,371
Selling and distribution	2,181	2,198	6,537	6,794
Total operating expenses	7,620	9,324	23,157	25,766

Operating loss	6,560	8,234	19,834	23,304

Net finance income (note 14)	(1,014)	(3,271)	(275)	(4,243)

Loss before taxes	5,546	4,963	19,559	19,061

Income taxes	18	34	101	81

Net loss attributed to shareholders for the period	5,564	4,997	19,660	19,142

Other comprehensive (income) loss
Item that may be reclassified to loss
Foreign currency translation adjustment- net of tax	(3,915)	(11,103)	249	(14,992)
Net loss and comprehensive loss/(income) for the period	1,649	(6,106)	19,909	4,150

Loss per share (note 15)
Basic and diluted loss per common share	0.26	0.24	0.93	0.92

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

In USD (000s)

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income $	Deficit $	Total $

Balance – January 1, 2022	20,776,217	219,579	16,986	4,746	(160,693)	80,618

Net loss for the period	—	—	—	—	(19,142)	(19,142)
Cumulative translation adjustment – net of tax of $nil	—	(17,655)	(2,630)	14,992	—	(5,293)
Exercise of share options	40,405	442	(179)	—	—	263
Vesting of RSUs	59,405	1,032	(1,032)	—	—	—
Share-based compensation (note 11)	—	—	3,673	—	—	3,673
Balance – September 30, 2022	20,876,027	203,398	16,818	19,738	(179,835)	60,119

Balance – January 1, 2023	20,879,497	205,825	18,704	16,837	(189,362)	52,004
Net loss for the period	—	—	—	—	(19,660)	(19,660)
Cumulative translation adjustment – net of tax of $nil	—	1,360	(1,086)	(249)	—	25
Exercise of share options	33,299	397	(156)	—	—	241
Exercise of warrants	285,138	4,223	(986)	—	—	3,237
Vesting of RSUs	157,799	668	(668)	—	—	—
Vesting of DSUs	10,000	135	(135)	—	—	—
Change in terms of DSUs (note 11)	—	—	203	—	—	203
Share-based compensation (note 11)	—	—	2,510	—	—	2,510
Balance – September 30, 2023	21,365,733	212,608	18,386	16,588	(209,022)	38,560

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

	Nine months ended September 30, 2023 $	Nine months ended September 30, 2022 $

Operating activities
Net loss for the period	(19,660)	(19,142)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	532	520
Amortization of intangible assets (note 6)	152	654
Depreciation of right-of-use assets (note 7)	163	174
Share-based compensation (note 11)	2,510	3,673
Interest and accretion expense	582	46
Deferred revenue	163	13
Change in fair value of derivative financial instrument (note 14)	232	(145)
Interest income on trade and other receivables (note 3)	(119)	(251)
Changes in non-cash working capital balances
Trade and other receivables	(155)	(1,235)
Prepaid expenses and deposits	574	654
Inventory	(54)	(1,294)
Accounts payable and accrued liabilities	165	(501)
Income taxes payable	45	—
Foreign exchange on cash	(410)	(2,348)
Net cash flow used in operating activities	(15,280)	(19,182)

Financing activities
Payment of long-term debt interest (note 8)	(489)	—
Proceeds from share options exercised	241	263
Proceeds from warrants exercised	2,423	—
Payment of lease liabilities (note 9)	(220)	(240)
Total cash from financing activities	1,955	23

Net change in cash during the period	(13,325)	(19,159)
Foreign exchange on cash	433	(1,785)
Cash – Beginning of period	46,517	67,152
Cash – End of period	33,625	46,208

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Canada.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

The Company prepares its interim condensed consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in US dollars and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2022, which were prepared in accordance with IFRS.

These interim condensed consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company’s annual consolidated financial statements for the year ended December 31, 2022 prepared in accordance with IFRS. The presentation of these interim condensed consolidated financial statements is consistent with the presentation of the annual consolidated financial statements.

The Board of Directors approved these consolidated financial statements on November 2, 2023.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for the derivative financial instrument, which was measured at fair value through profit or loss.

The fair values of cash, trade and other receivables, accounts payable and accrued liabilities and lease liabilities approximate their carrying values, due to their relatively short periods to maturity. The fair value of the long-term debt approximates its carrying amount as it has a floating interest rate.

(1)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	September 30, 2023 $	December 31, 2022 $

Trade receivables	6,385	5,837
Indirect tax receivables	171	494
Other receivables	63	13
Total trade and other receivables	6,619	6,344

The Company applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. Trade receivables past due represents amounts not collected beyond the customer’s contractual terms. At September 30, 2023 and December 31, 2022 there were no trade receivables that were past due.

Management continually reviews the future cash flows used in the calculation of the amortized cost of its trade and other receivables. Due to the COVID-19 pandemic and access to customer locations, certain trade and other receivables are expected to have a longer repayment term due to the payment term being based on installation of the device. The Company recognized $40 and $119 of interest income for the three and nine months ended September 30, 2023, respectively ($39 and $251 of interest income for the three and nine months ended September 30, 2022, respectively).

4	Inventory

	September 30, 2023 $	December 31, 2022 $

Finished goods	5,048	5,455
Raw materials	2,392	2,491
Inventory provision	(15)	(5)
Total inventory	7,425	7,941

During the three and nine months ended September 30, 2023, $496 and $1,479 , respectively (three and nine months ended September 30, 2022, $669 and $1,848, respectively) of inventory was recognized in cost of sales. The Company increased its inventory provision by $8 during the three months ended September 30, 2023 and increased its inventory provision by $10 during the nine months ended September 30, 2023 (decreased its inventory provision by $18 and increased its inventory provision by $3 during the three and nine months ended September 30, 2022, respectively). There were no other inventory writedowns charged to cost of sales during the period ended September 30, 2023.

(2)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

5	Property and equipment

	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2023
Cost	542	1,835	2,377
Accumulated depreciation	(330)	(1,148)	(1,478)
Net book value	212	687	899

Nine months ended September 30, 2023
Opening net book value	212	687	899
Additions	—	572	572
Foreign exchange	—	1	1
Depreciation	(43)	(489)	(532)
Closing net book value	169	771	940

At September 30, 2023
Cost	542	2,408	2,950
Accumulated depreciation	(373)	(1,637)	(2,010)
Net book value	169	771	940

6	Intangible assets

	Exclusive licence agreement $	Software $	Total $

As at January 1, 2023
Cost	231	978	1,209
Accumulated amortization	(96)	(433)	(529)
Net book value	135	545	680

Nine months ended September 30, 2023
Opening net book value	135	545	680
Foreign exchange	1	1	2
Amortization	(16)	(136)	(152)
Closing net book value	120	410	530

At September 30, 2023
Cost	231	978	1,209
Accumulated amortization	(111)	(568)	(679)
Net book value	120	410	530

(3)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

7	Right-of-use assets

Leased premises $

As at January 1, 2023
Cost	1,679
Accumulated depreciation	(861)
Net book value	818

Nine months ended September 30, 2023
Opening net book value	818
Foreign exchange	2
Depreciation	(163)
Closing net book value	657

As at September 30, 2023
Cost	1,679
Accumulated depreciation	(1,022)
Net book value	657

The Company leases office premises in Mississauga, Canada. This lease agreement is entered into for a ten-year period.

8	Long-term debt

On November 3, 2022, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of C$10,000 maturing on November 3, 2027 with an interest rate based on prime plus 2%. The Company is required to make interest only payments until October 31, 2023 with monthly repayments of the principal of C$208 plus accrued interest commencing on October 31, 2023. All obligations of the Company under the term loan agreement were guaranteed by current and future subsidiaries of the Company and included security of first priority interests in the assets of the Company and its subsidiaries. Initially, the Company had financial covenants in relation to the CIBC loan where unrestricted cash is at all times greater than EBITDA for the most recent six-month period, reported on a monthly basis and that revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis. On June 30, 2023, the Company was in breach with the second covenant whereby revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year as at June 30, 2023. The Company received a waiver from CIBC in relation to this covenant breach.

On September 26, 2023 an amendment to the CIBC Loan Agreement was obtained whereby there was a change in the financial covenants. The amended covenants are that unrestricted cash must at all times be greater of: (i) to the extent EBITDA is negative for such period, EBITDA for the most recent nine-month period and (ii) $7,500, reported on a monthly basis; and that recurring revenue for any fiscal quarter must be 15% greater than recurring revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis. The Company is in compliance with these financial covenants as at September 30, 2023. Future compliance with the financial covenants included in the CIBC loan is dependent upon achieving certain revenue, EBITDA, and anticipated cash levels.

(4)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

	September 30, 2023 $	December 31, 2022 $

Balance - Beginning of Period	7,174	—
Proceeds received, net	—	7,124
Fair value of warrants	—	(129)
Interest and accretion expense	549	115
Foreign exchange	12	108
Repayment	(489)	(44)
Balance - End of Period	7,246	7,174
Less: Current portion	1,905	523
Long-term portion	5,341	6,651

In connection with this term loan agreement on November 3, 2022, the Company issued 47,287 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of C$5.29 per common share until the date that is 10 years from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within net finance (income) costs on the interim condensed consolidated statements of loss and comprehensive loss. On June 14, 2023, all of the outstanding warrants were exercised resulting in the issuance of 34,537 common shares. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued and is considered level 2 in the fair value hierarchy. The estimated fair value of the warrants on June 14, 2023, the date of exercise, was $568 (December 31, 2022 - $418) and this amount was transferred from derivative financial instrument to common shares. The variables used to determine the fair values are as follows:

	June 14, 2023	December 31, 2022

Share price	C$19.16	C$14.48
Volatility	70%	70%
Expected life of warrants	6.4 years	6.9 years
Risk free interest rate	3.52%	3.30%
Dividend yield	—	—

In connection with the July 30, 2018 CIBC term loan agreement which was previously repaid, the Company issued 32,171 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of C$9.70 per common share until the date that is 60 months from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within net finance (income) costs on the interim condensed consolidated statements of loss and comprehensive loss. On June 14, 2023, all of the outstanding warrants were exercised resulting in the issuance of 16,266 common shares. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued and is considered level 2 in the fair value hierarchy. The estimated fair value of the warrants on June 14, 2023, the date of exercise, was $227 (December 31, 2022 - $145) and this amount was transferred from derivative financial instrument to common shares. The variables used to determine the fair values are as follows:

(5)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

	June 14, 2023	December 31, 2022

Share price	C$19.60	C$14.48
Volatility	80%	84%
Expected life of warrants	0.1 years	0.6 years
Risk free interest rate	4.52%	4.07%
Dividend yield	—	—

9	Lease liabilities

	September 30, 2023 $	December 31, 2022 $

Balance – Beginning of Period	1,056	1,377
Repayments	(220)	(312)
Foreign exchange	10	(68)
Interest and accretion expense	33	59
Balance – End of Period	879	1,056
Less: Current portion	250	239
Long-term portion	629	817

10	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	September 30, 2023 $	December 31, 2022 $

21,365,733 (December 31, 2022 – 20,879,497) common shares	212,608	205,825

On September 6, 2023, the Company entered into an at-the-market equity program (ATM Program), under which the Company may from time to time in its sole discretion, issue and sell through its securities dealers acting as agents up to $30,000 of common shares. Through September 30, 2023, the Company has not issued any common shares of the Company under the ATM Program. As such, $448 of transaction costs have been capitalized to prepaid expenses and deposits to be netted against future issuances of common shares under the ATM Program.

(6)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

Warrants

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price C$	Weighted average remaining contractual life (years)

Balance - January 1, 2023	772,270	13.29	0.82
Expired	(458,477)	14.00	—
Exercised	(313,793)	13.48	—
Balance - September 30, 2023	—	—	—

11	Share-based payments

Share options

Compensation expense related to share options for the three and nine months ended September 30, 2023 was $264 and $972, respectively (three and nine months ended September 30, 2022 was $754 and $2,455, respectively). A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price C$

Balance - January 1, 2023	1,511,773	16.07
Granted	45,000	16.38
Exercised	(33,299)	9.87
Forfeited/expired	(52,651)	16.47
Balance - September 30, 2023	1,470,823	16.21

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below.

	March 22, 2023	June 12, 2023	September 8, 2023

Exercise price	C$13.39	C$19.87	C$12.38
Expected volatility	70%	70%	69%
Expected life of options	6 years	6 years	6 years
Risk-free interest rate	3.38%	3.22%	3.71%
Dividend yield	—	—	—
Number of share options issued	13,900	23,450	7,650

(7)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

The following table summarizes information about the share options outstanding as at September 30, 2023:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

8.01 – 10.00	318,109	5.55	314,755
10.01 – 12.00	109,534	4.48	107,738
12.01 – 14.00	29,850	7.74	8,300
14.01 – 16.00	143,370	3.71	132,567
16.01 – 18.00	423,089	6.65	350,836
18.01 – 20.00	21,700	9.71	-
20.01 – 22.00	300	6.88	228
22.01 – 24.00	413,071	7.63	241,892
24.01 – 26.00	1,800	7.15	1,259
28.01 – 30.00	10,000	7.45	6,253
	1,470,823	6.31	1,163,828

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three and nine months ended September 30, 2023 was $463 and $1,538, respectively (three and nine months ended September 30, 2022 was $462 and $1,228, respectively).

A summary of the RSU changes during the period are set forth below:

	Number of RSUs	Weighted average remaining contractual life (years)

Balance - January 1, 2023	443,861	2.38
Granted	235,500	2.92
Vested	(157,799)	—
Forfeited	(23,834)	—
Balance - September 30, 2023	497,728	2.24

Effective May 17, 2023, the Company adopted the approval of revision to the amended LTIP. Previously, vested DSUs were settled either in common shares or in cash or a combination thereof at the discretion of the holder and were classified as a cash-settled liability. Under the amended LTIP, vested DSUs are settled either in common shares or in cash or a combination thereof at the discretion of the Company. The change in terms resulted in the DSUs being classified as equity settled and the effect of this change was recognized in the current period resulting in a reclassification between accounts payable and accrued liabilities and contributed surplus of $203.

(8)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

A summary of the DSU changes during the period are set forth below:

Number of DSUs

Balance - January 1, 2023	60,000
Granted	25,000
Vested	(10,000)
Balance - September 30, 2023	75,000

12	Revenue

	Three months ended September 30,
	2023 $			2022 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Recurring - non-capital	1,439	289	1,728	1,075	160	1,235
Capital equipment	—	—	—	800	—	800
	1,439	289	1,728	1,875	160	2,035

	Nine months ended September 30,
	2023 $			2022 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Recurring - non-capital	3,998	799	4,797	2,950	470	3,420
Capital equipment	393	—	393	2,004	—	2,004
	4,391	799	5,190	4,954	470	5,424

(9)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

13	Nature of expenses

	Three months ended September 30, 2023 $	Three months ended September 30, 2022 $	Nine months ended September 30, 2023 $	Nine months ended September 30, 2022 $

Production and manufacturing costs	216	539	524	1,897
Salaries and benefits	3,519	4,509	10,383	12,157
Consulting fees	1,203	872	3,758	3,091
Research and development expense	982	987	2,372	1,725
Sales and marketing expenses	485	572	1,587	1,299
Amortization and depreciation	287	379	847	1,348
Share-based compensation	727	1,216	2,510	3,683
Rent	116	89	616	337
Software/Hardware	76	241	324	823
Insurance	365	371	1,084	989
Office and shop supplies	63	210	251	648
Other expenses	249	284	768	731
	8,288	10,269	25,024	28,728

14	Net finance income

	Three months ended September 30, 2023 $	Three months ended September 30, 2022 $	Nine months ended September 30, 2023 $	Nine months ended September 30, 2022 $

Change in fair value of derivative financial instrument	—	(56)	232	(145)
Lease liability interest expense (note 9)	10	14	33	46
Interest income	(429)	(209)	(1,181)	(318)
Change in amortized cost of trade and other receivables (note 3)	(40)	(39)	(119)	(251)
Interest expense – CIBC (note 8)	188	—	549	—
Foreign exchange (gain) loss	(743)	(2,981)	211	(3,575)
	(1,014)	(3,271)	(275)	(4,243)

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk. The Company’s financial instruments denominated in foreign currencies are shown below in US dollars.

(10)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

				September 30, 2023
	US dollars $	Euro $	Canadian dollars $	Chinese renminbi $	Total $

Cash	24,249	352	8,866	158	33,625
Trade and other receivables	4,917	1,575	127	—	6,619
Accounts payable and accrued liabilities	(143)	(209)	(1,653)	(11)	(2,016)
Lease liabilities	—	—	(879)	—	(879)
Long-term debt	—	—	(7,246)	—	(7,246)

As at September 30, 2023, if foreign exchange rates had been 5% higher, with all other variables held constant, loss and comprehensive loss would have been $54 higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities. The Company does not use derivatives to reduce exposure to foreign currency risk.

15	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022

Net loss for the period	$5,564	$4,997	$19,660	$19,142
Weighted average number of common shares	21,275,214	20,856,063	21,120,723	20,814,205
Basic and diluted loss per share	$0.26	$0.24	$0.93	$0.92

The computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share options, RSUs, DSUs and warrants. Of the 1,470,823 share options (September 30, 2022 – 1,630,765), 497,728 RSUs (September 30, 2022 – 478,594), 75,000 DSUs (September 30, 2022 – 60,000) and nil warrants (September 30, 2022 – 724,983) not included in the calculation of diluted loss per share for the period ended September 30, 2023, 1,238,828 (September 30, 2022 – 1,695,068) were exercisable.

(11)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

16	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended September 30, 2023 $	Three months ended September 30, 2022 $	Nine months ended September 30, 2023 $	Nine months ended September 30, 2022 $

Salaries and employee benefits	434	704	1,165	1,714
Directors’ fees	69	81	225	215
Share-based compensation	847	735	2,201	1,614
	1,350	1,520	3,591	3,543

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

17	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany, USA, China and Finland.

For the three months ended September 30, 2023:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	54	1,251	423	1,728

For the nine months ended September 30, 2023:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	194	3,597	1,006	4,797
Capital equipment	—	—	393	393
	194	3,597	1,399	5,190

(12)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2023

In USD (000s)

(Unaudited)

For the three months ended September 30, 2022:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	138	789	308	1,235
Capital equipment	—	—	800	800
	138	789	1,108	2,035

For the nine months ended September 30, 2022:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	424	2,229	767	3,420
Capital equipment	986	218	800	2,004
	1,410	2,447	1,567	5,424

Other financial information by segment as at September 30, 2023:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	41,603	3,791	1,923	171	2,956	50,444
Intangible assets	530	—	—	—	—	530
Property and equipment	169	771	—	—	—	940
Right-of-use assets	657	—	—	—	—	657
Amortization of intangible assets	152	—	—	—	—	152
Depreciation of property and equipment	43	489	—	—	—	532
Depreciation of right-of-use assets	163	—	—	—	—	163

Other financial information by segment as at December 31, 2022:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	57,694	3,010	1,288	56	2,373	64,421
Intangible assets	680	—	—	—	—	680
Property and equipment	212	687	—	—	—	899
Right-of-use assets	818	—	—	—	—	818
Amortization of intangible assets	704	—	—	—	—	704
Depreciation of property and equipment	59	613	—	—	—	672
Depreciation of right-of-use assets	219	—	—	9	—	228

(13)